Exhibit 15.3

April 26, 2023

VIA EDGAR

Division of Corporate Finance

Office of Telecommunications

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: 36Kr Holdings Inc.

Submission under the Item 16I(a) of Form 20-F

Dear Sir/Madam,

In compliance with the Holding Foreign Companies Accountable Act, 36Kr Holdings Inc. (the “Company”) is submitting via EDGAR the following information as required under Item 16I.(a) of Form 20-F.

For the immediately preceding annual financial statements period, the Company’s auditor, PricewaterhouseCoopers Zhong Tian LLP (a registered public accounting firm that The United States Public Company Accounting Oversight Board was previously unable to inspect or investigate completely) issued an audit report for the Company for the year ended December 31, 2021.

To the Company’s best knowledge and based on an examination of its register of members and the public filings on Schedule 13G made by its shareholders, the Company respectfully submits that it is not owned or controlled by a governmental entity in the foreign jurisdiction as of the date of this submission.

As of March 31, 2023, Mr. Dagang Feng beneficially owned approximately 16.9% of the Company’s total issued and outstanding ordinary shares, Tembusu Limited beneficially owned approximately 9.2% of the Company’s total issued and outstanding ordinary shares, Mr. Yinghao Zhang beneficially owned approximately 6.6% of the Company’s total issued and outstanding ordinary shares, China Prosperity Capital Alpha Limited beneficially owned approximately 7.2% of the Company’s total issued and outstanding ordinary shares, and Mr. Chengcheng Liu beneficially owned approximately 6.2% of the Company’s total issued and outstanding ordinary shares Based on an examination of the Company’s register of members and the public filings made by the Company’s shareholders, no other shareholder owned more than 5% of the Company’s outstanding shares as of March 31, 2023. Tembusu Limited is a limited liability company incorporated under the laws of British Virgin

Islands, and is wholly owned by David Su Tuong Sing. China Prosperity Capital Alpha Limited is a limited liability company incorporated under the laws of Samoa, and is ultimately controlled by Hendrick Sin.

In addition, the Company is not aware of any governmental entity that is in possession of, direct or indirect, of the power to control the ownership of the Company, whether through the ownership of voting securities, by contract, or otherwise.

Should any member of the Staff have any questions or comments regarding the Company’s submission set forth above, please do not hesitate to contact our outside legal counsel, Li He, Davis Polk & Wardwell, at (852) 2533-3386 and Ran Li, Davis Polk & Wardwell, at (86) 8567-5013.

Very truly yours,

By:	/s/ Dagang Feng
	Name:	Dagang Feng
	Title:	Chief Executive Officer

cc:	Lin Wei, Chief Financial Officer

Li He, Davis Polk & Wardwell

Ran Li, Davis Polk & Wardwell